EXHIBIT 20.1

                 California Amplifier's Auditor Withdraws it's Audit Report

                              for Fiscal Year 2000

     Camarillo, CA - April 4, 2001 -- California Amplifier Inc. (Nasdaq: CAMP) today announced that as a result of procedures performed to date relating to its continuing internal financial investigation the Company has confirmed that there are overstatements to net income for the fiscal year ended February 26, 2000 as discussed in it's press release dated March 29, 2001, as well as additional overstatements to net income for the interim quarterly statements issued in fiscal year 2001. The amounts for each fiscal year, however, have not yet been finalized. To date, there has been no indication of any misstatement of revenue for any period, and no detection of any misappropriation of cash or other assets.

As a result of these findings Arthur Andersen LLP, the Company's Independent Public Accountants, has informed the Company that due to the misstatements it has withdrawn its Report of Independent Public Accountants on the Company's consolidated financial statements for the year ended February 26, 2000.

The Company is working diligently to conclude this investigation, and upon its completion and re-certification of its financial statements for fiscal year 2000 by Arthur Andersen LLP, the Company will file amendments to Form 10-K for its fiscal year 2000 and the related quarterly Form 10-Qs for fiscal year 2000 and fiscal year 2001.

The Company is working with Nasdaq to determine when Nasdaq will permit the Company's common stock to resume trading.

California Amplifier designs, markets and manufactures a broad line of integrated microwave fixed point solutions used primarily in conjunction with satellite video and terrestrial broadband applications. The Company's wireless access business unit designs and markets integrated reception and two-way transmission fixed wireless solutions for video, voice, data, telephony and networking applications. The satellite business unit designs and markets reception components for the worldwide DBS television market as well as a full line of consumer and commercial products for video and data reception. Micro Pulse, a consolidated 50.5% ownership investment, designs, markets and manufactures antennas for a broad range of wireless applications. California Amplifier is an ISO 9001 certified Company. For additional information, visit California Amplifier's web site at www.calamp.com.

Forward looking statements in this press release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and reflect the Company's current views with respect to future events and are subject to certain risks and uncertainties, including, without limitation, product demand, market growth, new competition, new technologies, and other risks and uncertainties that are detailed from time to time in the companies' periodic reports filed with the Securities and Exchange Commission, copies of which may be obtained from each company upon request. Such risks and uncertainties could cause actual results to differ materially from historical results or those anticipated. Although the Company believes the expectations reflected in its forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                            ###


For more information, contact:
Michael Ferron
Chief Financial Officer
California Amplifier
(805) 987-9000
mferron@calamp.com
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